Exhibit 99.1

Ant Group Announced Changes to Major Shareholders’ Voting Structure

Ant Group Co. Ltd. (“Ant Group”), an unconsolidated related party of Alibaba Group Holding Limited (“Alibaba Group”), announced on January 7, 2023 that Ant Group’s two major shareholders, which collectively hold more than 50% of Ant Group’s equity and voting interests, will undergo certain changes in their voting structures, such that without affecting their economic interests, Ant Group shareholders’ voting interests will be more diversified and aligned with their economic interests.

The changes mainly include:

1. Jack Ma and the other shareholders of the general partner entity (the “Existing General Partner”) of Hangzhou Junhan Equity Investment Partnership (Limited Partnership) (“Junhan”) and Hangzhou Junao Equity Investment Partnership (Limited Partnership) (“Junao”), two major shareholders of Ant Group that collectively hold more than 50% of Ant Group’s equity and voting interests, will terminate an agreement pursuant to which Jack Ma used to have control over resolutions passed at general meetings of the Existing General Partner that related to the exercise of rights by Junhan and Junao as shareholders of Ant Group.

2. Junhan will change its general partner to a newly established entity (the “New General Partner” and together with the Existing General Partner, which continues to be the general partner entity for Junao, the “General Partners”). Each of the two General Partners will be equally owned by five different individuals (for a total of ten different individuals, including Jack Ma and representatives of Ant Group’s management and employees).

As a result of the changes, (i) Jack Ma will no longer control the majority voting interests in Ant Group held by Junhan and Junao, (ii) each of Junhan and Junao will be controlled by a separate general partner entity that is not controlled by any single person, (iii) Alibaba Group’s equity interest in Ant Group remains unchanged, and (iv) neither Alibaba nor any other shareholder will have control over Ant Group.

January 8, 2023

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